                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of: August, 2008               Commission File Number:  001-14460

                                   AGRIUM INC.
                              (Name of registrant)

                          13131 LAKE FRASER DRIVE S.E.
                                CALGARY, ALBERTA,
                                 CANADA T2J 7E8
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F [ ]                         Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                  Yes [ ]                               No   [X]

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   AGRIUM INC.

Date:  August 6, 2008              By:           /S/ Gary J.Daniel
                                        -------------------------------------
                                        Name:    Gary J. Daniel
                                        Title:   Senior Legal Counsel &
                                                 Assistant Corporate Secretary

                                 EXHIBIT INDEX

Exhibit                                 Description of Exhibit
1                               News Release dated August 6, 2008
2.                              Management's Discussion and Analysis
3.                              Interim Financial Statements and Notes

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR:  AGRIUM INC.

TSX, NYSE SYMBOL:  AGU

August 6, 2008

Agrium Earns $4 Per Share and Over $1-Billion in EBITDA in Second Quarter 2008

CALGARY, ALBERTA--(Marketwire - Aug. 6, 2008) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today its highest ever quarterly earnings, with net earnings for the second quarter of 2008 of $636-million ($4.00 diluted earnings per share) more than double the previous quarterly earnings record of $229-million ($1.70 diluted earnings per share) achieved in the second quarter of 2007. The recent UAP acquisition is estimated to have contributed approximately $0.70 diluted earnings per share for the reported period of May 5 to June 30, 2008. Net earnings for the first six months of the year were a record $831-million ($5.24 diluted earnings per share), almost four times the previous first half record of $218-million ($1.63 diluted earnings per share) set in 2007.

"Agrium's exceptional second quarter earnings are a result of strong performance across all business units and the outlook for all our product lines continues to strengthen. I am especially pleased with the contribution from our UAP acquisition. The timing of this acquisition couldn't be better given continued strength in the industry fundamentals. This quarter's results are a reflection both of the quality of our assets and the benefit of diversifying throughout the agricultural value chain," said Mike Wilson, Agrium President and CEO.

"We anticipate continued strong demand for our products and services that help farmers around the world improve both crop quality and yield. Specifically, the outlook for the second half of the year remains solid with corn, wheat and soybean prices at two to three times historic levels. This should support crop input demand and continued strength in the nutrient markets benefiting our Retail, Wholesale and Advanced Technologies businesses."

Similar to last year, we intend to provide earnings guidance for the second half of the year when we release our third quarter earnings.

KEY RESULTS AND DEVELOPMENTS

- Agrium's EBITDA reached $1,035-million for the quarter and $1,376-million for the first half of 2008 due to higher realized seed, chemical and nutrient prices, supported by solid Wholesale production and sales for all major products and improved Retail margins and ESN volumes. Hedge gains accounted for $161-million ($0.68 diluted earnings per share) net of non-controlling interests in the second quarter of 2008, while stock-based compensation expense for the quarter was $115-million ($0.49 diluted earnings per share). Net of these two factors our earnings would have been $3.81 diluted earnings per share. Our June 11, 2008 earnings guidance assumed we would realize approximately $0.16 diluted earnings per share in hedging gains and $0.21 diluted earnings per share in stock-based compensation expense.

- Agrium Wholesale EBITDA in the second quarter was an all-time high at $682-million due to exceptional crop nutrient pricing and margins for all three major nutrients. Gross margins on a per tonne basis more than tripled for potash and phosphate versus the same quarter last year. Agrium's Retail EBITDA more than doubled to $431-million compared to the same period last year. Our legacy Retail operations reported a 69 percent increase in EBITDA year-over-year. UAP's EBITDA was $177-million, 25 percent higher than the same reported period last year, and their EBITDA for the first half of 2008 was approximately $260-million. Agrium Advanced Technologies EBITDA was 50 percent or $5-million higher than last year reaching $15-million, due to increased ESN sales volumes.

- In July, Agrium announced that it successfully concluded the purchase of a 70 percent equity position in Common Market Fertilizers S.A. ("CMF"), one of Western Europe's largest fertilizer distribution companies, which will further expand our Purchase For Resale business. CMF has annual nutrient sales volumes of 2 to 2.5 million tonnes and operates through subsidiaries across much of Europe.

- Agrium is currently in discussions with the Egyptian government pertaining to the government's decision to force the relocation of the EAgrium nitrogen project. The options proposed by the Government include a merger of EAgrium with an existing fertilizer company, relocation and/or a buy-out of EAgrium's shareholders. We expect to be in a position to provide further information by early September, 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 6, 2008

The following interim management's discussion and analysis (MD&A) updates our annual MD&A included in our 2007 Annual Report to Shareholders, to which our readers are referred. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A.

2008 Second Quarter Operating Results

NET EARNINGS

Agrium's second quarter consolidated net earnings were $636-million, or $4.00 diluted earnings per share, compared to consolidated net earnings of $229-million, or $1.70 diluted earnings per share, for the comparable quarter of 2007. EBIT improved by $609-million over the second quarter of 2007. This improvement in EBIT was made up of the combination of an increase in gross profit of $689-million offset by an increase in expenses of $80-million.

Consolidated gross profit in the second quarter of 2008 was $1,261-million compared to the second quarter of 2007 gross profit of $572-million. This increase in gross profit, reported in all three business units, was driven by increased realized selling prices and margins attributable to a tight nutrient supply/demand balance. During the quarter we completed the acquisition of UAP Holding Corp. (UAP), a large distributor of a full range of crop protection products, nutrients, seeds and services in the United

States and Canada. UAP's contribution to Retail gross profit from the date of acquisition was $257-million.

Expenses have increased $80-million versus the second quarter of 2007, primarily driven by the following items:

- ($188)-million increase in gains on non-qualifying derivative positions, the majority related to our energy hedging program as well as an additional $75-million (before non-controlling interest) on derivative instruments associated with the Egypt Nitrogen Project;

- $103-million increase in stock-based compensation expense mainly due to an increase in our share price from $62.11 at March 31, 2008 to $107.54 at June 30, 2008;

- $93-million increase in Retail's selling expenses as a result of increased sales activity, including sales resulting from the newly acquired UAP business; and,

- $45-million increase in Royalties and other taxes driven by increased potash sales margins year-over-year.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's second quarter net sales were $2,506-million compared to $1,147-million in the second quarter of 2007. Gross profit was $667-million, a $389-million increase over the $278-million gross profit earned in the same quarter last year. EBIT was $409-million compared to 2007 second quarter EBIT of $142-million.

Retail's second quarter results are not directly comparable to previous quarters as a result of the UAP acquisition for which earnings are reported from May 5, 2008. The UAP acquisition contributed $257-million and $165-million in gross profit and EBIT for this period, respectively, representing an increase of over seven percent in gross profit and a 20 percent increase in EBIT compared to the similar nine week period in May to June of 2007. Agrium's legacy retail operations gross profit rose by 47 percent or $132-million over the same period last year, while EBIT increased by 72 percent to $244-million.

The increase in net sales and gross profit in the second quarter of 2008 versus the same quarter of 2007 was attributed to:

Crop nutrient sales increased $592-million and gross profit increased $176-million to $1,250-million and $335-million, respectively, primarily due to increased selling prices and the contribution from UAP's business. Crop nutrient margins rose to 27 percent in the second quarter of 2008 from 24 percent in the second quarter of 2007. Agrium's legacy margins increased by over six percent and UAP's margins were up slightly. Crop nutrient sales volume increased 36 percent over the same quarter of last year due entirely to the UAP acquisition. Legacy Retail fertilizer sales volume was down approximately 18 percent compared to the same period last year primarily as a result of wet weather conditions throughout most of the U.S. Corn Belt, lower corn acreage and favourable weather conditions in the fall of 2007 allowing optimal application rates at that time. We anticipate strong demand this fall due to high grain prices and an expected increase in corn acreage next year.

Crop protection sales increased almost three-fold to $860-million and gross profit increased over four-fold to $223-million compared the same quarter last year, with the addition of UAP accounting for $559-million in sales and $145-million in gross profit. Margins improved significantly for both UAP and Agrium legacy operations. Increased sales and gross profit was due to the UAP acquisition and inventory appreciation on certain crop protection products that are in tight supply. Crop protection product margins were 26 percent for the second quarter of 2008 versus 18 percent for the second quarter of 2007.

Seed, services and other gross profit increased by 63 percent year over year, which was due to increased profitability on seed sales. Seed sales increased $179-million and gross profit increased $34-million to $309-million and $49-million, respectively, primarily due to the UAP acquisition. Second quarter seed sales for our legacy retail operations also continued to grow with a 20 percent increase over the prior year.

Retail expenses increased by $122-million to $258-million primarily due to higher selling expenses associated with the increases in sales. Selling expenses as a percentage of net sales were approximately eight percent, which was lower than the second quarter of 2007 due to the addition of the UAP business. Our legacy retail operations selling expenses as a percent of sales were similar to last year's level.

Wholesale

Wholesale's second quarter net sales were $1,397-million compared to $890-million in the second quarter of 2007. Gross profit was $582-million this quarter, an increase of $305-million compared to the same quarter last year. EBIT was $647-million, an almost three-fold increase compared with a second quarter 2007 EBIT of $232-million. These exceptional results were primarily due to the significant increase in realized crop nutrient prices across all product lines.

Nitrogen gross profit was $82-million higher than the second quarter of 2007, due to higher realized sales prices for all nitrogen products. Nitrogen cost of product sold increased $78 per tonne over the same period last year primarily due to higher North American gas prices and the inclusion of $15 per tonne in depreciation expenses for the second quarter of 2008. Domestic nitrogen sales volumes were similar to last year with some reductions in ammonia volumes, as a result of wet weather that delayed the spring season, offset by an increase in UAN solutions and urea sales volumes. International nitrogen volumes decreased by approximately 152,000 tonnes versus the same quarter last year as the Kenai nitrogen facility is no longer in operation and our Argentine facility was down 41 days during the quarter due almost equally to mechanical issues and gas supply disruptions. Nitrogen margins on a per tonne basis were up more than 60 percent over the same period last year, or by more than $78 per metric tonne to $196 per tonne in the second quarter of 2008. Domestic ammonia and urea margins were almost equal to one another this quarter on a per tonne basis.

Agrium's overall natural gas cost was $7.36/MMBtu in the second quarter of 2008 versus $5.79/MMBtu in the second quarter of 2007, due to higher North American gas costs. The U.S. benchmark (NYMEX) natural gas price for the second quarter of 2008 was $10.80/MMBtu versus $7.56/MMBtu in the same quarter last year. The AECO (Alberta) basis differential averaged $1.58/MMBtu lower than NYMEX for the second quarter of 2008.

Phosphate gross profit was an all-time record of $96-million, almost triple last year's levels. Realized sales prices were over 80 percent higher than last year, which more than offset an increase in cost of product sold and a slight decrease in sales volumes. Phosphate sales volumes were down versus the same period last year due to a planned turnaround at Conda. Cost of product sold increased by about $139 per tonne over the same quarter in 2007, with $31 per tonne of the increase due to the addition of depreciation expenses this quarter in addition to significantly higher sulphur costs. Cost of product per tonne increased approximately 11 percent over the first quarter of 2008, while the benchmark Tampa Florida sulphur prices increased 79 percent over the same period. Gross margins for phosphate reached $323 per tonne, more than triple the same period last year.

Potash gross profit more than tripled to a record $184-million, $133-million higher than the second quarter of 2007. The year-over-year increase in gross profit was due to a combination of average realized prices more than doubling last year's levels and a seven percent increase in sales volumes. Our cost of product sold was $22 per tonne higher than the same period last year, with most of this increase due to the $9 per tonne depreciation expense included in the cost of goods sold and higher maintenance costs.

Wholesale's operating expenses decreased by $110-million in the second quarter of 2008 versus the second quarter of 2007. The decrease was primarily due to an increase in net gains on non-qualifying derivatives of $142-million, including realized and unrealized gains on our energy hedging program and our 60 percent interest in derivative instruments associated with the Egypt Nitrogen Project. This is partially offset by an increase in royalties and other taxes of $44-million driven by increased potash margins, and increased stock-based compensation expense of $19-million.

Advanced Technologies

Advanced Technologies' second quarter 2008 sales were $107-million compared to $81-million in the second quarter of 2007. Gross profit was $20-million in the second quarter of 2007, or $2-million higher than the second quarter of 2007. EBIT was $11-million versus $7-million for the comparative period. These increases were primarily due to higher ESN sales volumes which are up 67 percent quarter-over-quarter and on a year-to-date basis.

Other

EBIT for our Other non-operating business segment for the second quarter of 2008 was a loss of $95-million compared to a loss of $18-million for the second quarter of 2007. The increase in the EBIT loss of $77-million quarter-over-quarter is mainly due an increase in stock-based compensation expense of $84-million driven by our increased stock price at June 30, 2008 in comparison to March 31, 2008.

FINANCIAL POSITION AND LIQUIDITY

Cash used in operating activities was $317-million in the second quarter of 2008, of which $1,184-million was an increase in operating non-cash working capital over the first quarter of 2008. Agrium's second quarter working capital position is not directly comparable to the previous quarter as a result of growth in the Retail business unit and the working capital associated with the newly acquired UAP business. The operating non-cash working capital change does not include the effect of opening non-cash working capital of $623-million acquired in the UAP acquisition. Excluding the effect of this opening working capital, our inventory levels decreased and our accounts receivable increased from the prior quarter due to significantly increased sales and selling prices in the period. We paid down our trade accounts payable balance, and also reduced seasonally-driven prepaid sales liabilities in Retail and Wholesale in comparison to the first quarter.

Cash used in investing activities was $2,849-million for the second quarter of 2008. The acquisition of UAP resulted in a net cash outlay of $2,741-million. In addition, $115-million was spent on capital expenditures in the quarter.

Cash provided by financing activities was $1,582-million during the quarter. This consisted of an issuance of long term debt, comprised mainly of UAP financing credit facilities of $1,024-million and an increase in bank indebtedness of $542-million used to finance the UAP acquisition and the associated increase in working capital. We continue to not utilize our accounts receivable securitization facility.

In comparison to the second quarter of 2007, our consolidated non-cash working capital has increased by $1,630-million. UAP contributed $1,169-million of the increase, including $1,311-million in accounts receivable, $967-million in inventory and $1,163-million in accounts payable. The remainder of the growth in non-cash working capital is primarily driven by the increase in selling prices year-over-year.

Business Acquisition

On May 5, 2008, Agrium acquired 100 percent of the outstanding shares of UAP Holding Corp., a large distributor of a full range of crop protection products, nutrients, seed and services to growers across North America. Results of operations of the acquired business have been included in the consolidated financial statements from the date of acquisition, in the Retail business unit. The preliminary allocation of fair value to assets acquired and liabilities assumed will change as additional information regarding fair values becomes available.

On completion of the acquisition, we repaid UAP's long-term debt of $396-million, short-term debt of $246-million and current liabilities of $28-million. The acquisition was financed from cash on hand, proceeds from an offering of common shares in December 2007, drawings on existing revolving credit facilities, and bank loans.

Bank loans drawn to fund the acquisition totaled $1,015-million, are unsecured and are repayable $55-million on May 5, 2009, $500-million on November 5, 2009, and $460-million on May 5, 2013.

Egypt Nitrogen Project

During the quarter, the Egyptian government halted construction of the Egypt nitrogen project and the Egyptian People's Assembly voted to recommend the relocation of the project to an unnamed location. Our activities in Egypt are carried out by a subsidiary, known as EAgrium. The options proposed by the

Government include a merger of EAgrium with an existing fertilizer company, relocation and/or a buy-out of EAgrium's shareholders. We are currently discussing these options with the Egyptian government. To date, discussions have not resulted in an agreement and the net impact of this matter on our financial results cannot be reasonably determined. EAgrium's obligations with respect to the Egypt nitrogen project are on a non-recourse basis to Agrium. Accordingly Agrium's maximum exposure to EAgrium, net of non-controlling interests, is not expected to exceed approximately $280-million plus cumulative realized and unrealized net hedging gains of $45-million.

Forward contracts and interest rate swap contracts related to construction and financing of the project no longer qualify for hedge accounting given the decision by the Egyptian Government to halt construction of the Egypt nitrogen project. As a result, cumulative realized and unrealized net hedging gains of $75-million have been recognized in earnings of which $30-million have been credited to non-controlling interest.

During July, 2008, EAgrium repaid all but $8-million of outstanding project-related non-recourse long-term debt. Repayment of the remaining debt is anticipated in the third quarter of 2008.

International Accounting Standards

International Financial Reporting Standards - The CICA's Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with International Financial Reporting Standards
(IFRS) as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures. We are currently completing an analysis of the impact of the transition from Canadian GAAP to IFRS on our consolidated financial statements. Upon completion we will develop our IFRS changeover plan, which will include project structure and governance, resource planning and training, and a phased plan to assess accounting policies under IFRS.

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                          2008                2007                      2006
                     --------------  -------------------------   -------------------
                         Q2      Q1     Q4    Q3    Q2      Q1      Q4     Q3     Q2
Net sales            $3,870  $1,107  1,426   989  2,034    821     899    821  1,816
Gross profit          1,261     392    533   305    572    188     231    196    397
Net earnings (loss)     636     195    172    51    229    (11)    (62)     1    142
Earnings (loss) per
 share
 -basic               $4.03   $1.24   1.25  0.38   1.71  (0.08)  (0.47)  0.01   1.08
 -diluted             $4.00   $1.23   1.24  0.38   1.70  (0.08)  (0.47)  0.01   1.06

The agricultural product business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. For purposes of comparison, fertilizer sales volumes are best measured on a half-year basis, corresponding to the post-harvest application and the spring planting application seasons.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBITDA (earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business segments on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under GAAP, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Grain and oilseed prices have been volatile over the past few months given the weather challenges in the U.S. this spring and the tight global grain markets. Grain prices have pulled back from highs reached earlier this spring but major crop prices remain two to three times historic levels. Given that global and U.S. grain inventories remain very tight, grain prices will continue to reflect growing conditions and yield potential for both U.S. and global crop production. The United States Department of Agriculture (USDA) June World Agricultural Supply and Demand Estimates (WASDE) projected global grain and oilseed stocks-to-use ratios would decline to thirty-five year lows in 2008/09. The USDA forecasts U.S. corn production will be down about ten percent this year and that domestic use and exports are projected to exceed production by 780 million bushels, resulting in ending stocks dropping by 48 percent to 833 million bushels. Soybean supplies are also forecast to remain relatively tight in 2008/09. Though the 2008/09 crop is a few months from being harvested, the stage is set for intense competition for seeded area among major crops in 2009. Globally, Argentine farmers received good news recently as the Senate rejected the proposed increase in the export tax on soybeans.

Market developments in the global nitrogen market have been very positive over the past four months, with U.S. urea prices having more than doubled since the start of the second quarter and trading at record levels. North American natural gas prices rose significantly in the second quarter and were $13.35/MMBtu as of June 30, 2008, but have subsequently declined. We have locked in approximately 75 percent of our natural gas requirements for the second half of 2008. U.S. urea inventories at the end of June were reported by The Fertilizer Institute
(TFI) to be 20 percent lower than in June 2007. The tightness in U.S. nitrogen supplies has been caused in part by reduced imports. Strong demand from India and other regions of the world, combined with the export tariff on urea exports from China, has resulted in a very tight global market. The export tariff is expected to continue at least through the end of the third quarter and may be extended into next year. A risk to the nitrogen market, and other nutrient markets, continues to be uncertainty around the size and duration of the Chinese export tariff and/or the size of the future import requirements by India.

Global and North American potash prices have also continued to rise, as production has not been able to keep pace with escalating demand. North American potash inventories have tightened significantly over the past couple of months and were reported by TFI to be 30 percent lower at the end of June than for the same period in 2007, and 41 percent below the five-year average. Import demand has been strong to date; for example, Brazil's imports were up over 12 percent from 2007 through May at 2.4 million tonnes. An uncertainty in the potash market is how global potash users will respond to the unprecedented high level of global prices, although in most regions of the world the focus is expected to continue to be on optimizing crop yields. There is also a risk that potash markets could tighten further if an extended strike were to occur at certain non-Agrium Saskatchewan potash mines.

Global phosphate prices remained strong in the second quarter, following the 80 percent increase in prices experienced in the first quarter of 2008. Indian import demand has been important to world markets as India accounted for a large majority of U.S. DAP exports in June. Industry analysts believe there may be pent-up demand elsewhere that will need to be filled going forward, particularly from Latin America. U.S. phosphate inventories have fallen 19 percent in the past two months and are 18 percent below the five-year average, due to strong export demand. Fall demand is expected to be robust for phosphates, notably in South America where some planting of summer crops will begin in Argentina in a couple months. There is a potential for reduced application rates in North America, which may be offset by an expected increase in corn acreage. There is also a risk that any short-term slow down in India's import demand may not be matched by an increase in other destinations.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, weather conditions, crop prices, the future supply, demand and price level for our major products, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange and tax rates for U.S., Canada, Argentina, and Egypt, the rate of inflation in Western Canada in particular and in other regions in which we operate facilities, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, the potential inability to integrate and obtain anticipated synergies for recent or new business acquisitions as planned or within the time predicted, including the timely integration of the UAP acquisition, as well as risks the success and timing of negotiations of any possible recovery of Agrium's losses and any possible litigation under the project agreements and possible non-compliance with international investment treaties, changes in development plans, capital construction costs, construction progress, and potential delays in building the Egyptian facility and related infrastructure, availability of equipment and labor, performance of other parties, political risks, including civil unrest, actions by armed groups or conflict, general economic, market and business condition, Egyptian governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2008 2nd Quarter Conference Call will be available in a listen-only mode beginning Wednesday, August 6th at 9:30 a.m. MT (11:30 a.m.
ET). Please visit the following website: www.agrium.com.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

                                     Three months ended     Six months ended
                                           June 30,             June 30,
                                    ---------------------  -----------------
                                        2008       2007      2008     2007
                                    -----------  --------  -------  --------
Sales                               $     3,942  $  2,095  $ 5,103  $  2,956
Direct freight                               72        61      126       101
                                    -----------  --------  -------  --------
Net sales                                 3,870     2,034    4,977     2,855
Cost of product                           2,609     1,462    3,324     2,095
                                    -----------  --------  -------  --------
Gross profit                              1,261       572    1,653       760
                                    -----------  --------  -------  --------

Expenses
 Selling                                    220       125      323      225
 General and administrative                  53        34       86       56
 Depreciation and amortization               26        42       39       84

                                     Three months ended       Six months ended
                                           June 30,              June 30,
                                    ----------------------   -----------------
                                         2008       2007      2008      2007
                                    -----------   --------   ------   --------
 Royalties and other taxes                   55         10       76         19
 Other (income) expenses (note 4)           (65)        (2)    (148)        13
                                    -----------   --------   ------   --------
Earnings before interest expense
 and income taxes                           972        363    1,277        363
                                    -----------   --------   ------   --------
 Interest on long-term debt                  17         13       28         26
 Other interest                               8          4       10          7
                                    -----------   --------   ------   --------
Earnings before income taxes                947        346    1,239        330
                                    -----------   --------   ------   --------
 Current income taxes                       150         64      224         60
 Future income taxes                        161         53      184         52
                                    -----------   --------   ------   --------
 Income taxes                               311        117      408        112
                                    -----------   --------   ------   --------
Net earnings                        $       636   $    229   $  831   $    218
                                    ===========   ========   ======   ========

Earnings per share (note 6)
 Basic                              $      4.03   $   1.71   $ 5.27   $   1.63
 Diluted                            $      4.00   $   1.70   $ 5.24   $   1.63

See accompanying notes

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                     Three months ended    Six months ended
                                          June 30,            June 30,
                                    ---------------------  ----------------
                                       2008        2007     2008     2007
                                    -----------  --------  ------  --------
Operating
Net earnings                        $       636  $    229  $  831  $    218
Items not affecting cash
 Depreciation and amortization               63        42      99        84
 Gain on disposal of assets                  (9)        -      (9)        -
 Future income taxes                        161        53     184        52
 Stock-based compensation                   115        12     109        40

 Unrealized gains on derivative
  contracts                                (119)       (3)   (182)       (1)
 Unrealized foreign exchange gain            (9)      (25)     (5)      (24)
 Other                                       29         2      47        (1)
Net change in non-cash working
 capital                                 (1,184)     (239) (1,001)     (132)
                                    -----------  --------  ------  --------
Cash (used in) provided by
 operating activities                      (317)       71      73       236
                                    -----------  --------  ------  --------

                                     Three months ended    Six months ended
                                          June 30,            June 30,
                                    ---------------------  ----------------
                                       2008        2007     2008     2007
                                    -----------  --------  ------  --------
Investing
 Acquisition, net of cash acquired       (2,741)        -  (2,741)        -
 Capital expenditures                      (115)     (158)   (196)     (184)
 Investment in equity affiliate               -       (63)      -       (63)
 Proceeds from disposal of assets            14        (1)     21        (1)
 Other                                       (7)      (42)    (73)      (43)
                                    -----------  --------  ------  --------
Cash used in investing activities        (2,849)     (264) (2,989)     (291)
                                    -----------  --------  ------  --------

Financing
 Common shares issued                         1         -       3         8
 Bank indebtedness                          542       126     456       (77)
 Long-term debt issued                    1,024         -   1,120         -
 Transaction costs on long-term
  debt                                       (4)        -      (6)        -
 Common share dividends paid                  -         -      (9)       (7)
 Issue of common shares by
  subsidiary to non-controlling
  interest                                   20        77      20        77
 Other                                       (1)        -       1         -
                                    -----------  --------  ------  --------
Cash provided by financing
 activities                               1,582       203   1,585         1
                                    -----------  --------  ------  --------
(Decrease) increase in cash and
 cash equivalents                        (1,584)       10  (1,331)      (54)
Cash and cash equivalents -
 beginning of period                      1,762        45   1,509       109
                                    -----------  --------  ------  --------
Cash and cash equivalents - end
 of period                          $       178  $     55  $  178  $     55
                                    ===========  ========  ======  ========

See accompanying notes

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                                 As at             As at
                                                June 30,        December 31,
                                          --------------------  ------------
                                            2008       2007         2007
                                          --------   -------    ------------
ASSETS
Current assets
 Cash and cash equivalents                $    178   $    55    $      1,509
 Accounts receivable (note 7)                2,556       811             821
 Inventories (note 8)                        2,222       716             961
 Prepaid expenses and deposits                 297       215             297
                                          --------   -------    ------------
                                             5,253     1,797           3,588
                                          --------   -------    ------------
Property, plant and equipment                2,029     1,381           1,772
Intangibles                                    716        73              73

                                                 As at             As at
                                                June 30,        December 31,
                                          ------------------    ------------
                                            2008       2007         2007
                                          --------   -------    ------------
Goodwill                                     1,665       180             178
Other assets                                   276       174             221
Future income tax assets                         -        10               -
                                          --------   -------    ------------
                                          $  9,939   $ 3,615    $      5,832
                                          ========   =======    ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
 Bank indebtedness                        $    622   $   150    $        166
 Accounts payable and accrued liabilities    2,451       748           1,100
 Current portion of long-term debt
  Recourse                                      56         1               1
  Non-recourse                                 223         -               -
                                          --------   -------    ------------
                                               279         1               1
                                          --------   -------    ------------
                                             3,352       899           1,267
                                          --------   -------    ------------

Long-term debt
Recourse                                     1,621       664             664
Non-recourse                                     -         -             119
                                          --------   -------    ------------
                                             1,621       664             783
                                          --------   -------    ------------

Other liabilities                              343       288             358
Future income tax liabilities                  603       188             237
Non-controlling interests                      143        81              99
                                          --------   -------    ------------
                                             6,062     2,120           2,744
Shareholders' equity                         3,877     1,495           3,088
                                          --------   -------    ------------
                                          $  9,939   $ 3,615    $      5,832
                                          ========   =======    ============

See accompanying notes

AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders' Equity (Millions of U.S. dollars, except share data)
(Unaudited)

                 Millions                                   Accumulated
                    of     Common                              other           Total
                  common    share   Contributed  Retained  comprehensive   shareholders'
                  shares   capital    surplus    earnings      income         equity
                 --------  -------  -----------  --------  --------------  -------------
December 31,
 2007                 158  $ 1,972  $         8  $  1,024  $           84  $      3,088
                 --------  -------  -----------  --------  --------------  ------------
Transition
 adjustment for
 inventory
 standard (net
 of tax)
 (note 1)                                               4                             4
                 --------  -------  -----------  --------  --------------  ------------

                 Millions                                   Accumulated
                    of     Common                              other          Total
                  common    share   Contributed  Retained  comprehensive   shareholders'
                  shares   capital    surplus    earnings      income         equity
                 --------  -------  -----------  --------  --------------  ------------
January 1,
 2008                 158    1,972            8     1,028              84         3,092
                 --------  -------  -----------  --------  --------------  ------------
Net earnings                                          831                           831
Unrealized
 gains on cash
 flow hedges (a)                                                        9             9
Realized gains
 on cash flow
 hedges                                                                (1)           (1)
Reclassification
 of unrealized
 gains on
 cash flow
 hedges (b)                                                           (19)          (19)
Foreign currency
 translation
 adjustments                                                          (30)          (30)
                 --------  -------  -----------  --------  --------------  ------------
Comprehensive
 income                                                                             790
                 --------  -------  -----------  --------  --------------  ------------
Common share
 dividends                                             (9)                           (9)
Stock
 compensation
 exercise and
 grants                 -        3            1                                       4
                 --------  -------  -----------  --------  --------------  ------------

June 30,
 2008                 158  $ 1,975  $         9  $  1,850  $           43  $      3,877
                 ========  =======  ===========  ========  ==============  ============

December 31,
 2006                 133  $   617  $         5  $    602  $            9  $      1,233
                 --------  -------  -----------  --------  --------------  ------------
Transition
 adjustments for
 net deferred
 gains on cash
 flow hedges
 (net of tax)                                          (3)              5             2
                 --------  -------  -----------  --------  --------------  ------------
January 1,
 2007                 133      617            5       599              14         1,235
                 --------  -------  -----------  --------  --------------  ------------
Net earnings                                          218                           218
Unrealized
 gains on
 cash flow
 hedges (c)                                                             5             5

                 Millions                                   Accumulated
                    of     Common                              other          Total
                  common    share   Contributed  Retained  comprehensive   shareholders'
                  shares   capital    surplus    earnings     income          equity
                 --------  -------  -----------  --------  -------------   ------------
Unrealized
 losses on
 available
 for sale
 assets                                                               (1)            (1)
Foreign currency
 translation
 adjustments                                                          36             36
                 --------  -------  -----------  --------  -------------   ------------
Comprehensive
 income                                                                             258
                 --------  -------  -----------  --------  -------------   ------------
Common share
 dividends                                             (7)                           (7)
Stock
 compensation
 exercise and
 grants                 1        9            -                                       9
                 --------  -------  -----------  --------  -------------   ------------
June 30,
 2007                 134  $   626  $         5  $    810  $          54   $      1,495
                 ========  =======  ===========  ========  =============   ============

Notes to accumulated other comprehensive income:
(a) Net of non-controlling interest of $6-million.
(b) Reclassification of amounts to net earnings (net of non-controlling interest of $13-million) relating to the Egypt nitrogen project.
(c) Net of tax of $2-million.

See accompanying notes

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements For the six months ended June 30, 2008 (Millions of U.S. dollars, except per share amounts) (Unaudited)

1. SIGNIFICANT ACCOUNTING POLICIES

The Corporation's accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation's audited consolidated financial statements for the year ended December 31, 2007. In management's opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.

Certain comparative figures have been reclassified to conform to the current year's presentation.

Significant accounting standard and policy changes

                                         Date and method        Impact on
Description                                of adoption           adoption
-----------                              ---------------    --------------------
Financial Instruments - Disclosures      January 1, 2008;   Additional
 requires enhanced disclosures of         prospective        disclosure provided
 the significance of financial
 instruments on financial position
 and performance, and the nature and
 extent of financial instrument risk
 exposure and risk management
 strategy.

Capital Disclosures requires             January 1, 2008;   Additional
 disclosure of objectives, policies       prospective        disclosure provided
 and processes for managing capital
 and quantitative data about capital.

Inventories provides enhanced            January 1, 2008;   No material impact
 guidance for the measurement,            prospective        on earnings or
 costing, and disclosures of                                 financial position
 inventories. Specifically, the
 standard states that inventories
 be measured at the lower  of cost
 and net realizable value, permits
 write-ups of subsequent increases
 in net realizable value of
 previously impaired inventories,
 and prohibits the use of the LIFO
 costing method. On adoption, and
 in accordance with the transitional
 provisions of the standard, the
 Corporation reclassified
 depreciation related to production
 facilities and equipment to be
 included in the cost of inventory.

Pension and Postretirement Benefits      January 1, 2008;  No material impact
 - Measurement Date -- The                retrospective     on earnings or
 Corporation voluntarily changed the                        financial position
 measurement date of its defined
 benefit pension and postretirement
 benefit plans from September 30 to
 December 31.

Recent accounting pronouncements not yet adopted


                                         Date and method      Impact on
Description                                of adoption         adoption
-----------                              ---------------    ---------------
Goodwill and Intangible Assets           January 1, 2009;   Currently being
 establishes guidance for the             prospective        reviewed
 recognition, measurement,
 presentation and disclosure of
 goodwill and intangible assets,
 including guidance on pre-production
 and start-up costs, requiring that
 these costs be expensed as
 incurred. The current goodwill
 standards are carried
 forward unchanged.

                                      Date and method      Impact on
Description                             of adoption        adoption
-----------                           ---------------   ---------------
International Financial Reporting     January 1, 2011;  Currently being
 Standards (IFRS) -- the CICA's        in accordance     reviewed
 Accounting Standards Board has        with IFRS 1
 published its strategic plan for
 convergence of Canadian generally
 accepted accounting standards
 with IFRS as issued by the
 International Accounting Standards
 Board. The changeover date for
 Canadian publicly accountable
 enterprises is January 1, 2011 and
 will require restatement of
 comparative figures.

2. BUSINESS ACQUISITION

On May 5, 2008, the Corporation acquired 100% of the outstanding shares of UAP Holding Corp., a distributor of a full range of crop protection products, nutrients, seed and services to growers across North America. Results of operations of the acquired business from the date of acquisition have been included in the Corporation's consolidated financial statements and are reflected in the Retail business unit.

The following are estimated fair values of assets acquired and liabilities assumed. This preliminary allocation of fair value may change when the Corporation completes its evaluation of fair value information.

Current assets                                                   $    2,288
Property, plant and equipment                                           164
Intangibles                                                             652
Goodwill                                                              1,490
Current liabilities                                                  (1,578)
Other liabilities                                                       (34)
Short-term debt                                                        (246)
Long-term debt                                                         (396)
Future income tax liabilities                                          (182)
                                                                 ----------
                                                                      2,158
                                                                 ----------

Amounts repaid on closing
 Other liabilities                                                       28
 Short-term debt                                                        246
 Long-term debt                                                         396
                                                                 ----------
                                                                        670
Cash                                                                    (87)
                                                                 ----------
                                                                 $    2,741
                                                                 ----------

Consideration and acquisition costs
 Cash                                                            $      190
 Bank indebtedness                                                      199
 Bank loans                                                           1,015
 Cash proceeds from share offering in December 2007,
  net of issue costs                                                  1,322
 Transaction costs                                                       15
                                                                 ----------
                                                                 $    2,741
                                                                 ==========

Bank loans are unsecured and bear interest at LIBOR plus a margin (at June 30, 2008, 3.05 percent per annum) and are repayable $55-million on May 5, 2009, $500-million on November 5, 2009, and $460-million on May 5, 2013.

Goodwill is attributed to the strategic and financial benefits expected to be realized, including the increased post-acquisition scale of operations, purchasing and distribution capability, and the assembled workforce. Goodwill is assigned to the Retail business unit and is not deductible for income tax purposes.

3. EGYPT NITROGEN PROJECT

During the quarter, the Egyptian government halted construction of the Egypt nitrogen project and the Egyptian People's Assembly voted to recommend the relocation of the project to an unnamed location. The Corporation's activities in Egypt are carried out by a subsidiary known as EAgrium. The options proposed by the Egyptian government include a merger of EAgrium with an existing fertilizer company, relocation and/or a buy-out of EAgrium's shareholders. The Corporation is currently discussing these options with the Egyptian government. To date, discussions have not resulted in an agreement and the net impact of this matter on the Corporation's financial results cannot be reasonably determined. EAgrium's obligations with respect to the Egypt nitrogen project are on a non-recourse basis to the Corporation. Accordingly the Corporation's maximum exposure to EAgrium, net of non-controlling interests, is not expected to exceed approximately $280-million plus cumulative realized and unrealized net hedging gains of $45-million.

Forward contracts and interest rate swap contracts related to construction and financing of the project no longer qualify for hedge accounting given the decision by the Egyptian government to halt construction of the Egypt nitrogen project. As a result, cumulative realized and unrealized net hedging gains of $75-million have been recognized in earnings of which $30-million have been credited to non-controlling interest.

During July, 2008, EAgrium repaid all but $8-million of outstanding project-related non-recourse long-term debt. Repayment of the remaining debt is anticipated in the third quarter of 2008.

4. OTHER (INCOME) EXPENSES

                                    Three months ended    Six months ended
                                           June 30,           June 30,
                                    -------------------    ----------------
                                       2008       2007      2008      2007
                                    ---------    ------    ------    ------
Interest income                        $  (11)   $   (6)   $  (31)   $  (11)
Stock-based compensation                  115        12       109        40
Environmental remediation and
 accretion of asset retirement
 obligation                                 6         1         7        (8)
Net realized and unrealized gain on
 non qualifying derivatives              (191)       (3)     (258)       (2)
Foreign exchange gain                     (11)      (17)      (11)      (18)
Provision for doubtful accounts             9         4        10         6
Other                                      18         7        26         6
                                    ---------    ------    ------    ------
                                       $  (65)   $   (2)   $ (148)   $   13
                                    =========    ======    ======    ======

5. EMPLOYEE FUTURE BENEFITS

                                    Three months ended     Six months ended
                                          June 30,             June 30,
                                    -------------------    ----------------
                                       2008       2007      2008      2007
                                    ---------    ------    ------    ------
Pension plans
  Defined benefit
  Service cost                      $       1    $    2    $    2    $    4
  Interest cost                             2         3         5         5
  Expected return on
   plan assets                             (3)       (3)       (6)       (5)
  Amortization of actuarial
   losses                                   1         1         1         1
                                    ---------    ------    ------    ------
                                            1         3         2         5
  Defined contribution                      7         3        17         9
                                    ---------    ------    ------    ------
                                            8         6        19        14
                                    ---------    ------    ------    ------

Post-retirement benefit plans
  Service cost                              1         1         2         2
  Interest cost                             2         1         3         2
  Amortization of actuarial
   losses                                   -         -         -         1
                                    ---------    ------    ------    ------
                                            3         2         5         5
                                    ---------    ------    ------    ------
                                    $      11    $    8    $   24    $   19
                                    =========    ======    ======    ======

6. EARNINGS PER SHARE

The following table summarizes the computation of net earnings per share:

                                Three months ended        Six months ended
                                     June 30,                June 30,
                               --------------------    --------------------
                                2008         2007        2008        2007
                               -------    ---------    --------    --------
Numerator
Net earnings                   $   636    $     229    $    831    $    218
                               -------    ---------    --------    --------
Denominator
Weighted average number of
 shares outstanding for
 basic earnings per share          158          134         158         133
Dilutive instruments (a)
 Stock options                       1            1           1           1
                               -------    ---------    --------    --------
Weighted average number of
 shares outstanding for
 diluted earnings per share        159          135         159         134
                               -------    ---------    --------    --------

Basic earnings per share       $  4.03    $    1.71    $   5.27    $   1.63
Diluted earnings per share     $  4.00    $    1.70    $   5.24    $   1.63

(a) For diluted earnings per share, conversion or exercise is assumed only if the effect is dilutive to earnings per share.

As at June 30, 2008, the Corporation has outstanding approximately three million (June 30, 2007 - four million) options and options with tandem stock appreciation rights to acquire common shares.

7. ACCOUNTS RECEIVABLE

At June 30, 2008, the Corporation had sold nil (June 30, 2007 - $184-million; December 31, 2007 - nil) under its accounts receivable securitization facility.

8. INVENTORIES

                                            June 30,               December 31,
                                    -----------------------        -----------
                                     2008             2007            2007
                                    --------        -------        -----------
Raw materials                       $    180        $   140        $     160
Finished goods                           175            154              147
Product for resale                     1,867            422              654
                                    --------        -------        ---------
                                    $  2,222        $   716        $     961
                                    ========        =======        =========

9. FINANCIAL INSTRUMENTS

Risk management

The Corporation manages the risks associated with natural gas, power, fuel, interest rates and foreign exchange in accordance with its Exposure Management Policy. The objective of the policy is to reduce volatility in cash flow and earnings. The Board of Directors sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed. The Board of Directors monitors compliance with risk management policies and reviews risk management policies and procedures on an annual basis.

The Corporation has exposure to the following risks associated with its financial instruments. Sensitivity analysis to the specified risks is provided where the effect on net earnings or shareholders equity could be material. Sensitivity analysis is performed by relating the reasonably possible changes in the risk variables at June 30, 2008 to financial instruments outstanding on that date.

Market risk

(a) Currency risk

The Corporation operates internationally and is exposed to foreign exchange risk as certain revenues and expenditures are denominated in non-U.S. dollar currencies. The exposure is predominantly to the Canadian dollar (CAD), the Euro
(EUR), and the Argentine Peso (ARP). The Corporation purchases foreign currency forward contracts to fix the exchange rates relating to the purchase or construction of certain capital assets denominated in foreign currencies. U.S. dollar denominated balances in Canadian operations generate foreign exchange gains and losses that are reported in net earnings. The U.S. dollar denominated balances in Canadian operations is $489-million. A strengthening of $0.01 in the U.S. dollar against the Canadian dollar would have increased net earnings by $3-million.

Balances in non-U.S. dollar currencies are as follows:

                                                           Canadian dollars
                                                          -----------------
Cash and cash equivalents                                 $              16
Accounts receivable                                                     180
Accounts payable and accrued liabilities                               (309)
                                                          -----------------
                                                          $            (113)
                                                          -----------------

A strengthening of $0.01 of the Canadian dollar against the U.S. dollar would have decreased Other comprehensive income by $1-million. This analysis assumes that all other variables remain constant. A $0.01 weakening of the Canadian dollar would have an equal but opposite effect.

(b) Natural gas and power price risk

The Corporation enters into natural gas and power options and swaps to manage exposure to changes in cash flows related to fluctuations in market prices. The Board of Directors authorizes upper limits on the percentage of annual requirements, and the number of years over which exposure may be managed using derivative financial instruments.

An increase of $0.10 per mmBTU would have increased net earnings by $3-million. This analysis assumes that all other variables, in particular interest rates, remain constant. A $0.10 decrease per mmBTU would have an equal but opposite effect.

(c) Interest rate risk

The Corporation manages interest rate risk by having a combination of fixed and floating instruments and by entering into interest rate swaps. The Board of Directors authorizes upper limits on the amount of debt or investment that may be hedged. The Corporation's exposure to floating rate risk is generally limited to short-term debt and certain cash and cash equivalents. Fixed rate risk is generally limited to the Corporation's long-term debt.

The Corporation's cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk on these investments by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest on cash and cash equivalents do not have a significant impact on the Corporation's results of operations due to the short term to maturity of the investments.

The effect of a one basis point increase or decrease on the interest rate swaps, net of non-controlling interests, to net earnings is not material.

Credit risk

The Corporation manages credit risk using credit approval and monitoring practices. The Wholesale business unit sells mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk where appropriate. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the United States, Argentina and Chile. The Advanced Technologies business unit mitigates counterparty credit risk by selling to a diversified customer base including large suppliers in the North American professional turf application market. The above noted policies and geographic and industry diversity mitigates credit risk. There were no significant uncollectible trade receivable balances at June 30, 2008.

The Corporation manages counterparty credit risk with policies requiring that counterparties to short-term investments and derivative contracts have an investment grade or higher credit rating. Policies also limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty. The Corporation may be exposed to certain losses in the event that counterparties to derivative contracts are unable to meet their contractual obligations. The Corporation anticipates that all counterparties will meet their obligations under derivative contracts.

The following table illustrates the Corporation's maximum credit exposure based on derivative contracts in an asset position:

                                                 June 30,      December 31,
                                             ---------------   ------------
                                             2008      2007        2007
                                             -----    ------   ------------
Forward foreign exchange contracts              81         3             47
Forward natural gas and power contracts        144        27             21
                                             -----    ------   ------------
                                               225        30             68
                                             =====    ======   ============

Liquidity risk

The Corporation manages its liquidity risk by preparing and monitoring detailed forecasts of cash flows from operations and anticipated investing and financing activities and through maintenance of its credit facilities.

The Corporation's bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less.

Fair values

Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm's length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, the Corporation estimates fair value using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs including gas and power prices, interest rates, and foreign exchange rates, and makes assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values.

The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates their carrying value.

The fair value of derivative instruments is recorded as the estimated amount that the Corporation would receive (pay) to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.

With the exception of long-term debt, the fair value of the Corporation's financial assets and liabilities correspond to their carrying values. The fair value of the Corporation's financial assets and liabilities are as follows:

                                              June 30,         December 31,
                                     ----------------------    ------------
                                      2008           2007          2007
                                     -------        -------    ------------
Forward foreign exchange contracts
  Assets                                  81              3              47
  Liabilities                            (20)             -               -

Interest rate contracts
  Liabilities                            (25)             -             (30)

Forward natural gas and power
 contracts
  Assets                                 144             27              21
  Liabilities                             (6)           (15)            (13)

Long term debt (a)                    (1,964)          (703)           (854)


(a) The carrying value of long-term debt at June 30, 2008 was $1,921-million (June 30, 2007 - $669-million; December 31, 2007 - $801-million).

10. CAPITAL MANAGEMENT

The Corporation's primary objectives when managing capital are to provide for
(a) an appropriate rate of return to shareholders in relation to the risks underlying the Corporation's assets, and (b) a prudent capital structure for raising capital at a reasonable cost for the funding of ongoing operations, capital expenditures, and new growth initiatives.

The Corporation manages capital by monitoring various ratios, including a ratio of debt to debt-plus-capital, where debt includes bank indebtedness and long-term debt, including the current portion, and capital includes shareholders' equity net of amounts in Accumulated Other Comprehensive Income relating to hedging activities, plus non-controlling interests. The Corporation monitors various versions of this ratio and adjusts the components of debt and capital to include or exclude the carrying value or fair value of other financial statement components, depending on the purpose of the ratio.

11. SEASONALITY

The agricultural products business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

AGRIUM INC.
Segmentation                                                     Schedule 1
(Unaudited - millions of U.S. dollars)

                                  Three Months Ended June 30
                  ---------------------------------------------------------
                                                                Advanced
                       Wholesale            Retail            Technologies
                  -----------------   -----------------   -----------------
                   2008       2007     2008      2007      2008      2007
                  -------    ------   -------   -------   -------   -------
Net Sales
 - external       $ 1,279    $  819   $ 2,504   $ 1,147   $    87   $    68
 - inter-segment      118        71         2         -        20        13
                  -------    ------   -------   -------   -------    ------
Total net sales     1,397       890     2,506     1,147       107        81
Cost of product       815       613     1,839       869        87        63
                  -------    ------   -------   -------   -------    ------
Gross profit      $   582    $  277   $   667   $   278   $    20   $    18
                  =======    ======   =======   =======   =======   =======

Gross profit (%)       42        31        27        24        19        22
                  =======    ======   =======   =======   =======   =======

Selling expenses  $     8    $    6   $   212   $   119   $     2   $     2

EBITDA (1)        $   682    $  261   $   431   $   150   $    15   $    10

EBIT (2)          $   647    $  232   $   409   $   142   $    11   $     7

                                         Three Months Ended June 30
                                      -------------------------------------
                                              Other              Total
                                      -----------------   -----------------
                                       2008       2007     2008      2007
                                      -------   -------   -------   -------
Net Sales
 - external                           $     -   $     -   $ 3,870   $ 2,034
 - inter-segment                         (140)      (84)        -         -
                                      -------   -------   -------   -------
Total net sales                          (140)      (84)    3,870     2,034
Cost of product                          (132)      (83)    2,609     1,462
                                      -------   -------   -------   -------
Gross profit                          $    (8)  $    (1)  $ 1,261   $   572
                                      =======   =======   =======   =======

Gross profit (%)                                               33        28
                                      =======   =======   =======   =======

Selling expenses                      $    (2)  $    (2)  $   220   $   125

EBITDA (1)                            $   (93)  $   (16)  $ 1,035   $   405

EBIT (2)                              $   (95)  $   (18)  $   972   $   363

                                    Six Months Ended June 30
                  ---------------------------------------------------------
                                                               Advanced
                       Wholesale            Retail           Technologies
                  -----------------   -----------------   -----------------
                    2008      2007      2008      2007      2008      2007
                  -------   -------   -------   -------   -------   -------
Net Sales
 - external       $ 1,925   $ 1,257   $ 2,897   $ 1,484   $   155   $   114
 - inter-segment      180       117         3         -        31        19
                  -------   -------   -------   -------   -------   -------
Total net sales     2,105     1,374     2,900     1,484       186       133
Cost of product     1,250     1,001     2,118     1,121       149       104
                  -------   -------   -------   -------   -------   -------
Gross profit      $   855   $   373   $   782   $   363   $    37   $    29
                  =======   =======   =======   =======   =======   =======

Gross profit (%)       41        27        27        24        20        22
                  =======   =======   =======   =======   =======   =======

Selling expenses  $    13   $    13   $   311   $   212   $     3   $     4

EBITDA (1)        $ 1,017   $   353   $   444   $   137   $    25   $    18

EBIT (2)          $   960   $   294   $   413   $   121   $    17   $    12

                                               Six Months Ended June 30
                                      -------------------------------------
                                              Other              Total
                                      ------------------  ------------------
                                        2008      2007      2008      2007
                                      --------  --------  --------  --------
Net Sales
 - external                           $      -  $      -  $  4,977  $  2,855
 - inter-segment                          (214)     (136)        -         -
                                      --------  --------  --------  --------
Total net sales                           (214)     (136)    4,977     2,855
Cost of product                           (193)     (131)    3,324     2,095
                                      --------  --------  --------  --------
Gross profit                          $    (21) $     (5) $  1,653  $    760
                                      ========  ========  ========  ========

Gross profit (%)                                                33        27
                                      ========  ========  ========  ========

Selling expenses                      $     (4) $     (4) $    323  $    225

EBITDA (1)                            $   (110) $    (61) $  1,376  $    447

EBIT (2)                              $   (113) $    (64) $  1,277  $    363


(1) Earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)  Earnings (loss) before interest expense and income taxes.

AGRIUM INC.
Product Lines
Three Months Ended June 30, 2008
(Unaudited - millions of U.S. dollars)                          Schedule 2a

                                              2008
                ------------------------------------------------------------------
                                          Sales    Selling    Cost of
                 Net    Cost of  Gross    Tonnes     Price    Product     Margin
                Sales   Product  Profit   (000's)  ($/Tonne)  ($/Tonne)  ($/Tonne)
                ------  -------  ------  --------  ---------  ---------  ---------
Wholesale
 Nitrogen (1)   $  635  $   389  $  246     1,254  $     506  $     310  $     196
 Potash            244       60     184       574        425        105        321
 Phosphate         235      139      96       297        791        468        323
 Other (1)(2)       82       55      27       202
 Product
  purchased
  for resale       201      172      29       376        535        458         77
                ------  -------  ------  --------  ---------  ---------  ---------
                 1,397      815     582     2,703  $     517  $     302  $     215
                ------  -------  ------  --------  ---------  ---------  ---------

Retail (3)
 Crop nutrients  1,250      915     335
 Crop
  protection
   products        860      637     223
 Seed,
  services and
  other            396      287     109
                ------  -------  ------
                 2,506    1,839     667
                ------  -------  ------

Advanced
 Technologies
 Controlled
  release
   products         87       72      15
 Other              20       15       5
                ------  -------  ------
                   107       87      20
                ------  -------  ------
Other
 inter-segment
  eliminations    (140)    (132)     (8)
                ------  -------  ------

Total           $3,870  $ 2,609  $1,261
                ======  =======  ======

                                              2007
                ------------------------------------------------------------------
                                          Sales     Selling    Cost of
                 Net    Cost of  Gross    Tonnes     Price     Product    Margin
                Sales   Product  Profit   (000's)  ($/Tonne)  ($/Tonne)  ($/Tonne)
                ------  -------  ------  --------  ---------  ---------  ---------
Wholesale
Nitrogen (1)    $  488  $   324  $  164     1,395  $     350  $     232  $     118
 Potash             95       44      51       535        178         83         95
 Phosphate         145      110      35       335        433        329        104
 Other (1)(2)       68       47      21       236
 Product
  purchased
   for resale       94       88       6       310        303        284         19
                ------  -------  ------  --------  ---------  ---------  ---------
                   890      613     277     2,811  $     317  $     218  $      99
                ------  -------  ------  --------  ---------  ---------  ---------
Retail (3)
 Crop
  nutrients        658      499     159
 Crop
  protection
   products        291      239      52
 Seed,
  services and
   other           198      131      67
                ------  -------  ------
                 1,147      869     278
                ------  -------  ------
Advanced
 Technologies
 Controlled
  release
   products         68       53      15
 Other              13       10       3
                ------  -------  ------
                    81       63      18
                ------  -------  ------
Other
 inter-segment
  eliminations     (84)     (83)     (1)
                ------  -------  ------
Total          $ 2,034  $ 1,462  $  572
                ======  =======  ======


(1) The current presentation has been revised from prior quarters to disclose amounts for other, previously included in nitrogen.

(2) Other includes ammonium sulphate, the Rainbow division and miscellaneous items.

(3) International retail net sales were $84-million (2007 - $60-million) and gross profit was $30-million (2007 - $12-million).

AGRIUM INC.                                                     Schedule 2b
Product Lines
Six Months Ended June 30,
(Unaudited - millions of U.S. dollars)


                                        2008
                ------------------------------------------------------------------
                                          Sales     Selling   Cost of
                 Net    Cost of  Gross    Tonnes     Price     Product    Margin
                Sales   Product  Profit   (000's)  ($/Tonne)  ($/Tonne)  ($/Tonne)
                ------  -------  ------  --------  ---------  ---------  ---------
Wholesale
 Nitrogen(1)    $  962  $   590  $  372     2,022  $     476  $     292  $     184
 Potash            375      104     271     1,023        367        102        265
 Phosphate         377      237     140       529        713        448        265
 Other (1)(2)      139      102      37       370
 Product
  purchased
  for resale       252      217      35       488        516        444         72
                ------  -------  ------  --------  ---------  ---------  ---------
                 2,105    1,250     855     4,432  $     475  $     282  $     193
                ------  -------  ------  --------  ---------  ---------  ---------

Retail (3)
 Crop
  nutrients      1,499    1,092     407
 Crop
  protection
  products         953      701     252
 Seed,
  services
  and other        448      325     123
                ------  -------  ------
                 2,900    2,118     782
                ------  -------  ------
Advanced
Technologies
 Controlled
  release
  products         152      124      28
 Other              34       25       9
                ------  -------  ------
                   186      149      37
                ------  -------  ------

Other
 inter-segment
 eliminations     (214)    (193)    (21)
                ------  -------  ------
Total           $4,977  $ 3,324  $1,653
                ======  =======  ======


(1) The current presentation has been revised from prior quarters to disclose amounts for other, previously included in nitrogen.

(2) Other includes ammonium sulphate, the Rainbow division and miscellaneous items.

(3) International retail net sales were $113-million (2007 - $77-million) and gross profit was $37-million (2007 - $16-million).

AGRIUM INC.
Product Lines
Six Months Ended June 30,
(Unaudited - millions of U.S. dollars)


                                        2007
               -------------------------------------------------------------------
                                          Sales     Selling    Cost of
                 Net    Cost of  Gross    Tonnes     Price     Product    Margin
                Sales   Product  Profit   (000's)  ($/Tonne)  ($/Tonne)  ($/Tonne)
               -------  -------  ------  --------  ---------  ---------  ---------
Wholesale
 Nitrogen (1)  $   721  $   508  $  213     2,187  $     330  $     233  $      97
 Potash            147       70      77       868        169         80         89
 Phosphate         219      174      45       532        412        327         85
 Other (1)(2)      114       88      26       455
 Product
  purchased
  for resale       173      161      12       571        303        282         21
               -------  -------  ------  --------  ---------  ---------  ---------
                 1,374    1,001     373     4,613  $     298  $     217  $      81
               -------  -------  ------  --------  ---------  ---------  ---------

Retail (3)
 Crop
  nutrients        859      655     204
 Crop
  protection
  products         371      296      75
 Seed,
  services and
  other            254      170      84
               -------  -------  ------
                 1,484    1,121     363
               -------  -------  ------

Advanced
Technologies
 Controlled
  release
  products         113       88      25
 Other              20       16       4
               -------  -------  ------
                   133      104      29
               -------  -------  ------

Other
  inter-segment
  eliminations    (136)    (131)     (5)
               -------  -------  ------
Total          $ 2,855  $ 2,095  $  760
               =======  =======  ======

(1) The current presentation has been revised from prior quarters to disclose amounts for other, previously included in nitrogen.

(2) Other includes ammonium sulphate, the Rainbow division and miscellaneous items.

(3) International retail net sales were $113-million (2007 - $77-million) and gross profit was $37-million (2007 - $16-million).

AGRIUM INC.                                                      Schedule 3
Selected Sales Prices and Volumes
(Unaudited)

                                   Three Months Ended June 30,
                   --------------------------------------------------------------
                               2008                           2007
                   -----------------------------  -------------------------------
                    Sales Tonnes   Selling Price    Sales Tonnes   Selling  Price
                      (000's)        ($/Tonne)        (000's)        ($/Tonne)
                   -------------   -------------  --------------   --------------
Nitrogen
 Domestic
  Ammonia                    390   $         632             420   $          421
  Urea                       411             538             405              382
  Other                      347             364             312              265
                   -------------   -------------  --------------   --------------
 Total domestic
  nitrogen                 1,148             517           1,237              365
 International
  nitrogen                   106             391             258              284
                   -------------   -------------  --------------   --------------
Total nitrogen             1,254             506           1,395              350
                   -------------   -------------  --------------   --------------

Potash
 Domestic                    317             459             298              212
 International               257             386             237              137
                   -------------   -------------  --------------   --------------
Total potash                 574             425             535              178
                   -------------   -------------  --------------   --------------

Phosphate                    297             791             335              433

Ammonium
 sulphate                    100             331             115              200

Other (1)                    102                             121

Product
 purchased
 for resale                  376             535             310              303

                   -------------   -------------  --------------   --------------
Total Wholesale            2,703   $         517           2,811   $          317
                   =============   =============  ==============   ==============

                                    Six Months Ended June 30,
                   --------------------------------------------------------------
                               2008                           2007
                   -----------------------------  -------------------------------
                    Sales Tonnes   Selling Price    Sales Tonnes   Selling  Price
                      (000's)        ($/Tonne)        (000's)        ($/Tonne)
                   -------------   -------------  --------------   --------------

Nitrogen
 Domestic
  Ammonia                    552   $         582             568   $          399
  Urea                       736             502             746              349
  Other                      502             355             513              259
                   -------------   -------------  --------------   --------------

                                    Six Months Ended June 30,
                   --------------------------------------------------------------
                               2008                           2007
                   -----------------------------  -------------------------------
                    Sales Tonnes   Selling Price    Sales Tonnes   Selling  Price
                      (000's)        ($/Tonne)        (000's)        ($/Tonne)
                   -------------   -------------  --------------   --------------
 Total domestic
  nitrogen                 1,790             485           1,827              339
 International
  nitrogen                   232             400             360              287
                   -------------   -------------  --------------   --------------
Total nitrogen             2,022             476           2,187              330
                   -------------   -------------  --------------   --------------

Potash
 Domestic                    554             409             452              203
 International               469             317             416              133
                   -------------   -------------  --------------   --------------
Total potash               1,023             367             868              169
                   -------------   -------------  --------------   --------------

Phosphate                    529             713             532              412

Ammonium sulphate            175             310             179              196

Other (1)                    195                             276

Product purchased
 for resale                  488             516             571              303

                   -------------   -------------  --------------   --------------
Total Wholesale            4,432   $         475           4,613   $          298
                   =============   =============  ==============   ==============


(1) Other includes results from the Rainbow division and miscellaneous items.


FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Ashley Harris
Manager, Investor Relations
(403) 225-7437
Website: www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals, Chemicals-Wholesalers and Distributors
SUBJECT: ERN